Exhibit (a)(8)

IPC CONTINUES TO EVALUATE STRATEGIC ALTERNATIVES TO

MAXIMIZE SHAREHOLDER VALUE

HAMILTON, Bermuda – June 23, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR; BSX: IPCR BH) today provided an update on its efforts to maximize value for IPC shareholders. IPC and its Board have:

•

Engaged with Validus Holdings, Ltd. The two companies signed a confidentiality agreement, commenced mutual due diligence and have made data rooms available to each other to facilitate the due diligence process. Together with its advisors IPC has held in-person negotiations with Validus and the two companies have exchanged contract markups.

•	Reached out to other parties to solicit interest in a possible transaction. IPC has received expressions of interest and IPC is engaged in discussions and negotiations with other parties.

•	Reached out to a number of its shareholders to hear their views on maximizing value.

•	Determined that it would continue its review of strategic alternatives after the hurricane season if an appropriate transaction cannot be reached in the near future.

Kenneth L. Hammond, Chairman of IPC, said, “Immediately following the IPC annual general meeting on June 12, we engaged in discussions with Validus with the aim of agreeing on terms for an amalgamation the IPC Board can recommend to shareholders. Although we have made some progress in our discussions, Validus thus far is not willing to move on the key issue of price. Validus’s offer price, amended on June 8, 2009, is down by nearly 10% since IPC’s shareholder vote on June 12, and represents a 22% discount to IPC’s May 31, 2009 book value. Validus’s stock price has also declined by 16% since Validus’s initial offer for IPC on March 30, 2009, reducing the premium to IPC shareholders to a mere 3%. IPC’s Board continues to recommend against the current Validus offer. At the same time, we are willing to work with Validus and encourage Validus to improve the terms of its offer.

Mr. Hammond continued, “In the event that an appropriate transaction is not agreed to and completed in the very near future, IPC will continue, as it has for the past 15 years, as a standalone company. We have recently commenced a search process for a new Chief Executive Officer. We believe a comprehensive review of all alternatives for value maximization post-hurricane season would allow for a greater number of potential interested parties as well as greater certainty of value and timing of closing a deal.

“The number one priority of the IPC Board continues to be to maximize value for IPC and its shareholders, and we will continue our efforts to secure the best outcome in the most expedient way.”

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the most recent reports on Form 10-K, Form 10-Q and other documents of IPC on file with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release, except as required by law.

Contacts:

Media

The Abernathy MacGregor Group

Mike Pascale, Carina Davidson or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833